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                                                                    Exhibit 14-4


               INDIVIDUAL RETIREMENT ACCOUNT DISCLOSURE STATEMENT

The following information is the disclosure statement required by Federal tax regulations. You should read this Disclosure Statement, IRS Form 5305-A Individual Retirement Custodial Account (the "Custodial Account Agreement"), and the prospectuses for the Funds in which your IRA contributions will be invested.

REVOCATION OF YOUR IRA

You have the right to revoke your Merger Fund IRA and receive the entire amount of your contribution by notifying ______________________________, the custodian of your IRA, in writing within seven days of establishment of your IRA. If you revoke your IRA within seven days, you are entitled to a return of the entire amount paid by you, without adjustment for such items as sales commission, administrative expenses, or fluctuations in market value. If you decide to revoke your IRA, you should deliver or mail notice to: Firstar Trust Company, 615 East Michigan Avenue, Milwaukee, Wisconsin 53202.

This notice should be signed by you and include the following:

   1.    the date;
   2.    a statement that you elect to revoke your IRA;
   3.    your IRA account number;
   4.    the date your IRA was established; and
   5.    your signature and your printed or typed name.

Mailed notice will be deemed given on the date that it is postmarked if it is deposited in the United States mail, first class postage prepaid and properly addressed. This means that if you mail your notice, it must be postmarked on or before the seventh day after your IRA was opened. A revoked IRA will be reported to the Internal Revenue Service and the Depositor on Forms 1099-R and 5498.

YOUR INDIVIDUAL RETIREMENT ACCOUNT (IRA)

You have opened a Merger Fund Individual Retirement Account which is an account for the exclusive benefit of you and your beneficiaries, created by a written instrument (the Custodial Account Agreement). The following requirements apply to your IRA:

   1. Contributions, transfers, and rollovers may be made only in "cash" by check, draft, wire transfer, or other form acceptable to the Custodian;
   2.    The Custodian must be a bank;
   3.    No part may be invested in life insurance;
   4.    Your interest must be nonforfeitable (not subject to escheat laws);
   5. The assets of the custodial account may not be mixed with other property except in a common investment fund; and
   6. You must begin receiving distributions from your account no later than April 1 of the year following the year in which you become 70-1/2 years old; and distribution must be completed over a period that is not longer than the joint life expectancy of you and your beneficiary.

CONTRIBUTIONS

You may not contribute more than 100% of your compensation or earnings from self-employment, and the maximum contribution is $2,000 per tax year. If your spouse is not
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employed or earns less than you earn, you may also contribute to a Spousal IRA.
The maximum contribution to the Spousal IRA is the lesser of (a) $2,000, or (b) the combined compensation of both spouses, minus the dollar amount of the IRA contribution made by the compensated (or more highly compensated) spouse.

EXCESS CONTRIBUTIONS

Amounts contributed to your IRA in excess of the allowable limit will be subject to a nondeductible excise tax of 6% for each year until the excess is used up as an allowable contribution (in a subsequent year) or returned to you. A distribution of excess contributions must be included in your taxable income when distributed, and may also be subject to the 10% excise tax on early distributions discussed below. The 6% excise tax will not apply if the excess contribution and earnings applicable to it are distributed by the due date for your Federal Income Tax Return, including extensions. If such a distribution is made by the due date of your tax return, only the earnings are taxable.

INCOME TAX DEDUCTION

Your contribution may be deductible on your Federal Income Tax Return.
However, there is a phase-out of the IRA deduction if either you or your spouse (if you file a joint return) is an active participant in an employer-sponsored retirement plan. The IRA deduction is reduced proportionately as adjusted gross income increases from $25,000 to $35,000 for a single individual, $40,000 to $50,000 for a married couple filing a joint return, or from $0 to $10,000 for a married individual who is an active participant and files a separate return. The amount of the reduction is equal to 20% of the amount by which your adjusted gross income exceeds the $25,000, $40,000, and $0 amounts, respectively. Your contributions in excess of the permitted deduction will be nondeductible contributions.

TAXATION OF DISTRIBUTIONS

The income of your IRA is not taxed until the money is distributed to you. Distributions are taxable as ordinary income when received except that the amount of any distribution representing non-deductible contributions is not taxed.

In general, you may "rollover" a distribution from another IRA, an eligible rollover distribution from your employer's qualified plan, or distributions from certain tax deferred annuities or accounts. If a distribution is rolled over, i.e. deposited to your IRA within 60 calendar days of receipt, the amount rolled over is not taxable. The IRS enforces the 60-day time limit strictly. You may rollover a portion of a distribution in which case the remainder will be subject to tax. The IRS requires that distributions from your employer's qualified plan have 20% of the distribution withheld for income tax unless your money is transferred in a direct asset transfer to an eligible retirement plan such as another qualified plan or IRA. The rules regarding rollovers are complex and you should consult your tax adviser prior to rolling over all or part of a distribution.

Distributions under $10 will not be reported to you on IRS Form 1099-R after December 31, 1996, as allowed under IRS regulations. However, you must still report these distributions to the IRS on IRS Form 1040 as well as other forms which may be required to properly file your tax return.

PENALTY TAX ON CERTAIN TRANSACTIONS

EXCESS CONTRIBUTIONS
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If you make an excess contribution to your IRA and it is not corrected on a timely basis, an excise tax of 6% is imposed on the excess amount. This tax will apply each year to any part or all of the excess which remains in your account.

EARLY DISTRIBUTIONS

Your receipt or use of any portion of your account before you attain age 59-1/2 is considered an early distribution unless the distribution is a result of death or disability or is rolled over, or if it is used specifically for deductible medical expenses which exceed 7.5% of your adjusted gross income, or if it is used for health insurance cost due to your unemployment (consult IRS Publication 590 for specifics on these exceptions). The amount of any early taxable distribution (excluding any amount representing a return of nondeductible contributions) is subject to a penalty tax equal to 10% of the distribution. A pre-age 59-1/2 taxable distribution will be exempt from the 10% penalty tax if it is part of a scheduled series of substantially equal payments over your life, or over the joint life expectancy of you and a beneficiary, or if it was made because you became disabled. If you request a distribution in the form of a series of substantially equal payments, and you modify the payments before 5 years have elapsed and before attaining age 59-1/2, the 10% additional income tax will apply retroactively to the year payments began through the year of such modification. This 10% penalty is in addition to any Federal income tax that is owed at distribution.

REQUIRED DISTRIBUTIONS

You are required to begin receiving minimum distributions from your IRA no later than April 1 following the calendar year in which you reach the age of 70-1/2. The distribution may be paid either in installments, or in a lump sum. The installments may be paid over your life, or over the joint and last survivor life expectancy of you and your designated beneficiary. If the amount distributed during a taxable year is less than the minimum amount required to be distributed, the recipient is subject to a penalty tax equal to 50% of the difference between the amount distributed and the amount required to be distributed.

EXCESS DISTRIBUTIONS

If you receive more than the greater of $112,500 (subject to annual cost-of-living adjustments) or $150,000 in a calendar year from certain retirement plans, a 15% tax is imposed on the amount in excess of that amount. (Special rules may apply to benefits accumulated prior to August 1, 1986.) All distributions from IRAs, qualified retirement plans, and tax-sheltered annuities must be added together for purposes of this excise tax.

There are several possible favorable elections that may reduce or eliminate this tax. The rules are very complicated. You should consult a competent tax adviser. The 15% excess distribution tax has been suspended for distributions received in 1997, 1998, and 1999.

ADDITIONAL INFORMATION ON DISTRIBUTIONS

An IRA distribution request form is available from the Custodian, and should be obtained and used to request any distribution from your IRA.

PROHIBITED TRANSACTIONS

If you or your beneficiary engage in any prohibited transaction (such as any sale, exchange, borrowing, or leasing of any property between you and the account; or any other interference with the independent status of the account), the account will lose its exemption from tax and be treated as having been distributed to you. The value of the entire account will be includable in your gross income. If you are under age 59-1/2, you would also be subject to the 10% penalty tax on early distributions.
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If you or your beneficiary use (pledge) all or any part of your IRA as security for a loan, then the portion so pledged will be treated as if distributed to you, and will be taxable to you as ordinary income, and subject to a 10% penalty tax if you have not attained age 59-1/2 during the year which you make such a pledge.

INCOME TAX WITHHOLDING

The Custodian is required to withhold income tax from any distribution from your IRA to you at the rate of 10% unless you choose not to have tax withheld. You may elect out of withholding by advising the Custodian in writing, prior to the distribution, that you do not want tax withheld from the distribution.
This election may be made on IRS Form W-4P, or any other form acceptable to the Custodian. If you do not elect out of tax withholding, you may direct the Custodian to withhold an additional amount of tax in excess of 10%.

ADDITIONAL INFORMATION

For more detailed information, you may obtained Publication 590, Individual Retirement Arrangements (IRAs) from any district office of the Internal Revenue Service or by calling 1-800-TAX-FORM.

Any IRA transaction may have tax consequences; consult your tax adviser to obtain information about the tax consequences in connection with your particular circumstances.

INFORMATION ABOUT YOUR INVESTMENTS

A mutual fund investment involves investment risks, including possible loss of principal. In addition, growth in the value of your account is neither guaranteed nor projected due to the characteristics of a mutual fund investment. Detailed information about the shares of each mutual fund available for investment by your IRA must be furnished to you in the form of a prospectus. The method for computing and allocating annual earnings is set forth in the prospectus. (See prospectus section entitled "Dividends.") If you made an initial contribution of $1,000 on the first day of a calendar year and no further investment during that year, your contribution would also be subject to certain costs and expenses which would reduce any yield you might obtain from your investment. (See the prospectus section entitled "Shareholder and Fund Expenses and Costs" and the sections referred to therein.) For further information regarding expenses, earnings, and distributions, see the Fund's financial statements, prospectus and/or statement of additional information.

FEES AND CHARGES

The charges in connection with your IRA are set forth in the Application. The Custodian may also charge a service fee in connection with any distribution from your IRA.

IRS APPROVED FORM

Your IRA is the Internal Revenue Service's model custodial account contained in IRS Form 5305-A. Certain additions have been added in Article VIII of the form. By following this form, your IRA meets the requirements of the Internal Revenue Code. However, the IRS has not endorsed the merits of the investments allowed under the IRA. Form 5305-A may also be used by qualifying employers in conjunction with Form 5305-SEP to establish a simplified employee pension plan
(SEP) on behalf of employees. If your IRA is part of a SEP, details regarding SEPs should also be provided by your employer.